Exhibit 11

INDEPENDENCE HOLDING COMPANY

Computation of Per Share Earnings

(In Thousands, Except Per Share Amounts)

	THREE MONTHS ENDED		NINE MONTHS ENDED
	SEPTEMBER 30,		SEPTEMBER 30,
	2001	2000	2001	2000

INCOME:
Net income	$3,024	$3,315	$11,013	$9,130

SHARES:
Weighted average common shares
outstanding	7,927	7,898	7,893	7,898

BASIC INCOME PER SHARE:
Net income per share	$.38	$.42	$1.40	$1.16

DILUTED EARNINGS PER SHARE
USE OF PROCEEDS:
Assumed exercise of options	$6,241	$3,812	$6,241	$3,793
Tax benefit from assumed exercise
of options	1,336	682	1,051	507
Repurchase of treasury stock at the
average market price per share of
$15.55, $12.26, $14.27
and $11.17, respectively	(7,577)	(4,494)	(7,292)	(4,300)
Assumed balance to be invested	$-	$-	$-	$-

SHARES:
Weighted average shares outstanding	7,927	7,898	7,893	7,898
Shares assumed issued for options	654	475	654	473
Treasury stock assumed purchased	(487)	(367)	(511)	(385)
Adjusted average shares outstanding	8,094	8,006	8,036	7,986

DILUTED INCOME PER SHARE:
Net income per share	$.37	$.41	$1.37	$1.14